Weatherford International public limited company

Bahnhofstrasse 1, 6340 Baar

Switzerland, CH 6340

March 15, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director
Office of Natural Resources

Re:	Weatherford International public limited company
Registration Statement on Form S-3
Filed February 13, 2017
File No. 333-216034

Ladies and Gentlemen:

Set forth below are the responses of Weatherford International plc, an Irish public limited company (hereafter “we” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 6, 2017 with respect to the Company’s Registration Statement on Form S-3 filed with the Commission on February 13, 2017, File No. 333-216034 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Registration Statement filed February 13, 2017

1.	Please specifically incorporate by reference your amended Form 10-K for the fiscal year ended December 31, 2016, filed on February 15, 2017. For guidance, refer to Item 12(a) of Form S-3 and Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

Response: We acknowledge the Staff’s comment and advise the Staff that, prior to seeking effectiveness of the Registration Statement, we will amend the Registration Statement to incorporate the Company’s Form 10-K for the fiscal year ended December 31, 2016, filed on February 15, 2017.

Securities and Exchange Commission

March 15, 2017

2.	Prior to requesting acceleration of the effective date of this registration statement, please file your definitive proxy statement, or alternatively, amend your Form 10-K to include the officer and director information in the Form 10-K. For guidance, refer to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

Response: We acknowledge the Staff’s comment and advise the Staff that we will file our definitive proxy statement with the Commission prior to the time we request acceleration for the Registration Statement to be declared effective by the Staff. The information that is required by Part III of Form 10-K will be included in the definitive proxy statement that we will file. Accordingly, the Registration Statement will contain a complete Section 10(a) prospectus in accordance with Securities Act Forms Compliance and Disclosure Interpretation Question 123.01 prior to the time it is declared effective by the Staff.

Acknowledgement

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing.

Securities and Exchange Commission

March 15, 2017

Please direct any questions or comments regarding the foregoing to the undersigned at (713) 836-4610 or to our counsel at Latham & Watkins LLP, John M. Greer, at (713) 546-7472.

Very truly yours,

Weatherford International plc

By:	/s/ Christoph Bausch
Name:	Christoph Bausch
Title:	Executive Vice President and Chief Financial Officer

cc:	John M. Greer
Latham & Watkins LLP

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